UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Exact Name as Specified in its Charter)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Appointment of Directors

On February 2, 2026, the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of The GrowHub Limited (the “Company”) recommended, and the Board approved, the appointments of Ms. Kim Ji Yeon and Ms. Liu Wing Ki to join the Board, each as effective from February 14, 2026.

Ms. Kim served as Chief Executive Officer of Duble J Company from November 2024 to December 2025. She previously served in strategy and promotion for CJ ENM, a Creative Solution Company, from September 2023 to September 2024, and in brand and content strategy for tvN and tvN Story from 2011 to 2023. Ms. Kim received a Bachelor’s degree from Yonsei University’s department of media and communications in 2004.

Ms. Liu has served as Vice President at Sing Hoi International Holding since 2023, where she managed the company’s overall financial position. Prior to her role at Sing Hoi, Ms. Liu was employed at Healthlase Medical Skin Centre from 2019 to 2020, where she was responsible for managing the company’s finance and accounting matters. Ms. Liu received a Bachelor of Arts (Hons) in Accountancy from the University of Portsmouth in 2010.

Ms. Kim and Ms. Liu each do not have any family relationship with any director or executive officer of the Company, nor have each of Ms. Kim or Ms. Lie been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Resignation of Director

On February 9, 2025, Mr. Tan Kim Han Raymond (Raymond Tan), independent director of the Company, tendered his resignation as a member of the Board effective as of February 13, 2026.

Mr. Tan’s resignation from the Board was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Composition of Board Committees

Effective February 14, 2026 and following the resignation of Mr. Tan and appointments of Ms. Kim and Ms. Liu, the composition of the Company’s audit, compensation and nominating and corporate governance committees are as follows:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Jiao Jie (Chair)	Yam Yuet Hang (Chair)	Liu Wing Ki (Chair)
Yam Yuet Hang	Jiao Jie	Yam Yuet Hang
Liu Wing Ki	Kim Ji Yeon	Jiao Jie
Kim Ji Yeon	Liu Wing Ki	Kim Ji Yeon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 17, 2026

THE GROWHUB LIMITED

By:	/s/ Chan Choon Yew Lester
Name:	Chan Choon Yew Lester
Title:	Chief Executive Officer